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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                         First Deposit Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    32090F100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 pages.
                        Exhibit Index located on Page 16
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 2 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SOAM Holdings, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          63,670
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,670

________________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,670

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 3 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sandler O'Neill Asset Management, LLC



________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          70,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    70,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 4 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malta Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          6,800
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,800

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 5 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malta Partners II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]


________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          20,900
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,900

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 6 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malta Hedge Fund, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          9,120
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,120

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,120

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 7 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malta Hedge Fund II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          26,850
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    26,850

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,850

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 8 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Malta Offshore, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          6,330
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,330

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,330

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  32090F100                                          Page 9 of 16 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Terry Maltese

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZEN OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          70,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    70,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
________________________________________________________________________________

         This Amendment No. 1 to Schedule 13D relating to First Deposit Bancshares, Inc. is being filed on behalf of the undersigned to amend the
Schedule 13D filed by the undersigned on October 4, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.


Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.


Item 3.  Source and Amount of Funds.

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $77,747, $104,329, $239,007, $308,365 and $72,004, respectively. Such shares were purchased with the investment capital of the respective entities.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) Based upon an aggregate of 1,575,000 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, as of the close of business on February 3, 2000:

  (i) MP beneficially owned 6,800 shares of Common Stock, constituting approximately 0.4% of the shares outstanding.

  (ii) MHF beneficially owned 9,120 shares of Common Stock, constituting approximately 0.6% of the shares outstanding.

  (iii) MPII beneficially owned 20,900 shares of Common Stock, constituting approximately 1.3% of the shares outstanding.

  (iv) MHFII beneficially owned 26,850 shares of Common Stock, constituting approximately 1.7% of the shares outstanding.

  (v) MO beneficially owned 6,330 shares of Common Stock, constituting approximately 0.4% of the shares outstanding.

  (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 6,800 shares owned by MP, the 9,120 shares owned by MHF, the 20,900 shares owned by MPII, the 26,850 shares owned by MHFII and the 6,330 shares owned by MO, or an aggregate of 70,000 shares of Common Stock, constituting approximately 4.4% of the shares outstanding.

  (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 6,800 shares owned by MP, the 9,120 shares owned by MHF, the 20,900 shares owned by MPII and the 26,850 shares owned by MHFII, or an aggregate of 63,670 shares of Common Stock, constituting approximately 4.0% of the shares outstanding.

  (vii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 6,800 shares owned by MP, the 9,120 shares owned by MHF, the 20,900 shares owned by MPII, the 26,850 shares owned by MHFII and the 6,330 shares owned by MO, or an aggregate of 70,000 shares of Common Stock, constituting approximately 4.4% of the shares outstanding.

  (viii) In the aggregate, the Reporting Persons beneficially own an aggregate of 70,000 shares of Common Stock, constituting approximately 4.4% of the shares outstanding.

  (ix)   2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to and including February 3, 2000, MP effected the following transaction in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         02/03/00          Sold                1,500            $11.0025


         During the sixty days prior to and including February 3, 2000, MHF effected certain of the following transactions in the Common Stock in open market transactions with brokers and the transfer in a privately negotiated transaction:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         12/31/99          Transfer              580               N/A
                           to MO
         02/03/00          Sold                1,900            $11.0025

         During the sixty days prior to and including February 3, 2000, MPII effected the following transaction in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         02/03/00          Sold                4,500            $11.0025

         During the sixty days prior to and including February 3, 2000, MHFII effected certain of the following transactions in the Common Stock in open market transactions with brokers and the transfer in a privately negotiated transaction:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         12/31/99          Transfer            7,150              N/A
                           to MO
         02/03/00          Sold                5,700            $11.0025

         During the sixty days prior to and including February 3, 2000, MO effected certain of the following transactions in the Common Stock in open market transactions with brokers and the transfers in privately negotiated transactions:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------

         12/31/99          Transfer              580              N/A
                           from MHF
         12/31/99          Transfer            7,150              N/A
                           from MHFII
         02/03/00          Sold                1,400            $11.0025

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2000


MALTA PARTNERS, L.P.                        MALTA HEDGE FUND, L.P.


By: SOAM Holdings, LLC,                     By: SOAM Holdings, LLC,
    the sole general partner                    the sole general partner


By: /s/ Terry Maltese                       By: /s/ Terry Maltese
    -------------------------------             --------------------------------
        Terry Maltese                               Terry Maltese
        President                                   President


MALTA PARTNERS II, L.P.                     MALTA HEDGE FUND II, L.P.


By: SOAM Holdings, LLC,                     By: SOAM Holdings, LLC,
    the sole general partner                    the sole general partner


By: /s/ Terry Maltese                       By: /s/ Terry Maltese
    -------------------------------             -------------------------------
        Terry Maltese                               Terry Maltese
        President                                   President


MALTA OFFSHORE, LTD.                        Sandler O'Neill Asset Management LLC
By: Sandler O'Neill Asset Management LLC

By: /s/ Terry Maltese                       By: /s/ Terry Maltese
    -------------------------------             --------------------------------
        Terry Maltese                               Terry Maltese
        President                                   President


SOAM Holdings, LLC                          Terry Maltese

By: /s/ Terry Maltese                       /s/ Terry Maltese
    -------------------------------         ------------------------------------
        Terry Maltese                           Terry Maltese
        President

                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

Exhibit 1            Written Agreement relating to the                       A-1
                     filing of joint acquisition statements
                     as required by Rule 13d-1(f)(1) of the
                     Securities and Exchange Commission